EXHIBIT 12

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(from continuing operations)

(Unaudited)

	December 31
	2011	2010		2009		2008		2007
	(Dollars in millions)
Excluding Interest on Deposits
Income (loss) from continuing operations before income taxes	$161	$(844)		$(1,268)		$(6,032)		$1,879
Fixed charges excluding preferred stock dividends and accretion	425	550		766		1,007		950

Income (loss) for computation excluding interest on deposits	586	(294)		(502)		(5,025)		2,829

Interest expense excluding interest on deposits	370	493		707		953		893
One-third of rent expense	55	57		59		54		57
Preferred stock dividends and accretion	214	224		230		26		—

Fixed charges including preferred stock dividends	639	774		996		1,033		950

Ratio of earnings to fixed charges, excluding interest on deposits	0.92x	(0.38	)x	(0.50	)x	(4.86	)x	2.98x

Including Interest on Deposits
Income (loss) from continuing operations before income taxes	$161	$(844)		$(1,268)		$(6,032)		$1,879
Fixed charges excluding preferred stock dividends and accretion	897	1,305		2,043		2,731		3,614

Income (loss) for computation including interest on deposits	1,058	461		775		(3,301)		5,493

Interest expense including interest on deposits	842	1,248		1,984		2,677		3,557
One-third of rent expense	55	57		59		54		57
Preferred stock dividends and accretion	214	224		230		26		—

Fixed charges including preferred stock dividends	1,111	1,529		2,273		2,757		3,614

Ratio of earnings to fixed charges, including interest on deposits	0.95x	0.30x		0.34x		(1.20	)x	1.52x